Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Friday, March 18, 2011

In This Edition

Included in this edition of Merger Update are some answers to a host of questions regarding approvals for the merger, as well as details on aspects of merger integration work.

Thank you for continuing to submit questions and for your ongoing commitment to delivering great service to customers during the merger process.

What is the latest with Massachusetts regulatory approval?

Last Thursday, the Massachusetts Department of Public Utilities (MDPU) announced it officially revised its merger review standard, requiring all mergers it approves to have a “net benefit” to the public. This is a change from the original “no net harm” standard, and it will apply to the NSTAR/NU merger. At this time, a new procedural schedule has not been set.

Why was the Massachusetts standard modified?

The MDPU justified the change in standard as needed to address provisions associated with the Global Warming Solutions Act and the Green Communities Act. Both pieces of legislation were designed to help Massachusetts grow renewable energy sources and cut back on greenhouse gas emissions.

Does the merger meet this new standard?

We are confident that the NU/NSTAR merger will meet the net benefits standard. In Massachusetts, NSTAR and NU have already embraced the requirements of green legislation in a number of ways, such as signing long-term contracts with wind developers and consistently taking a leadership role in energy efficiency programs for customers. In addition, NU and NSTAR are already partnering on the Northern Pass Transmission project, which will bring low-carbon power from Hydro-Québec in Canada to the region. Together, NU and NSTAR will continue these types of initiatives and more. This merger is good news for customers, employees, and the environment.

Does the Connecticut DPUC review the merger?

At this time no. Last November, the Connecticut Department of Public Utility Control (DPUC) responded to a letter from Connecticut’s Attorney General stating that while it would follow merger developments closely, it did not have jurisdiction over the merger. After the Office of Consumer Counsel requested a review of that finding late last year, the DPUC issued a draft decision in late January, reiterating its view that since there is no change in the ownership structure of Connecticut Light and Power and Yankee Gas, the DPUC does not have jurisdiction over the merger. Oral arguments on that draft decision were held on February 18 and the DPUC said it would also hold a public hearing before issuing a final decision. That hearing has been scheduled for March 25.

What about legislation in Connecticut regarding DPUC authority over the merger?

A bill was raised by the Connecticut Legislature’s Energy and Technology Committee on March 3 that would give the CT DPUC authority over the merger. The bill is expected to be debated during the legislative session.

What is the status of the New Hampshire review?

An information-gathering meeting with the New Hampshire Public Utilities Commission (NHPUC) was held in February. The NHPUC is still determining whether it will undertake any additional review of the merger.

We also have federal approvals in progress; what’s the latest?

The NU/NSTAR merger of equals also requires a number of additional approvals from key federal organizations. The Federal Communications Commission approval for the transfer of internal communication radio licenses was obtained in January, and the Hart-Scott-Rodino waiting period expired in February. We have requested Federal Energy Regulatory Commission approval by May 1 and the Nuclear Regulatory Commission review is also pending.

What do these different reviews mean for the merger?

State and federal regulatory review has always been a planned for and expected part of the merger process. We continue to honor all regulatory review requests, and remain optimistic on approvals and timing of the merger closing. The reason we decided to merge remains the same: bringing NU and NSTAR together will create a stronger, better company for customers, shareholders and employees.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”